Exhibit 5

Arkin Bio Ventures GPGP Ltd.
(the “Company”)

Written Consent of the Sole Director of the Company
May 10, 2021

RESOLVED THAT:

Mr. Moshe Arkin shall have the full power and authority, on behalf of the Company, to prepare, execute, acknowledge, deliver and file a Schedule 13D (including any amendments thereto) and/or a Schedule 13G (including any amendments thereto) with respect to securities held by the Company of Werewolf Therapeutics, Inc., a company organized under the laws of the State of Delaware ("Werewolf"), with the U.S. Securities and Exchange Commission, any securities exchanges and Werewolf, as considered necessary or advisable under Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended from time to time.

/s/ Moshe Arkin Mr. Moshe Arkin Sole Director